

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

VIA U.S. MAIL

Andrea Newborn, Esq.
Senior Vice President and General Counsel
The Reader's Digest Association, Inc.
44 South Broadway
White Plains, NY 10601

> **Re: The Reader's Digest Association, Inc,**
> **Amendment No. 3 to the Registration Statement on Form S-4**
> **Filed January 27, 2010**
> **File No. 333-170143 & -01 to -47**

Dear Ms. Newborn:

        We have reviewed your response to our letter dated January 19, 2011 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 46

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Adjustments relating to the Plan of Reorganization

Footnote (f), page 54

1. We note from your response to our prior comment 2 that you revised your disclosure in footnote (f) to include the terms of the options and RSUs granted as well as to explain how those instruments were valued. However, we do not believe that your revised disclosure in footnote (f) adequately discloses the number of RSUs and stock options that were granted in connection with the Reorganization. Please revise footnote (f) to include this information.

<u>Audited Financial Statements for the Six Months Ended December 31, 2009 and Year Ended June 30, 2009 and 2008</u>

<u>Consolidated Statements of Changes in Stockholders' Deficit for the six months ended December 31, 2009, Years ended June 30, 2009, 2008 and Combined Consolidated Statement of Changes in Stockholder's Equity for the year ended June 30, 2007</u>

2. We note that your response to our prior comment 6 includes a table that discloses the nature of the $80.2 million equity adjustment and explains how the amount was calculated or determined. However, we believe that your disclosure in Note 3 to the financial statements should also be revised to clearly explain how the amount was calculated, using disclosure similar to that included in your response. Please revise accordingly.

<u>Other</u>

3. Please include a currently dated consent of your independent public accountant in any future amendments.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3301 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 492-0309
    Raphael M. Russo, Esq.
    Paul, Weiss, Rifkind, Wharton & Garrison LLP